Exhibit 4.62
TRANSLATION
(By Tsar & Tsai/18 June, 2008)
Confidential
EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT
Between
SHANGHAI T2 ADVERTISEMENT CO., LTD.
And
T2CN INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.
Dated: 15 November, 2006

EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT
This exclusive business consultancy service agreement (“Agreement”) is made on 15 November, 2006 in Shanghai, People’s Republic of China (“PRC”), by and between:
(1)	T2CN Information Technology (Shanghai) Co., Ltd., located at 12F, 418, Gui Ping Road, Shanghai, with Deng Ruen-Zeh as the legal representative (hereinafter called “T2CN”)

(2)	Shanghai T2 Advertisement Co., Ltd., located at Suite 3A01, 665, Zhang Jiang Road, Pudong, Shanghai, with Cheng Yen-Ching as the legal representative (hereinafter called “T2”).
(T2CN and T2 are hereinafter referred to individually as “Party” and collectively as “Parties”.)
WHEREAS:
(1)	The main business of T2CN includes design, development, manufacturing of computer software, sale of self-made products, and design, development, and provision of relevant technical consultancy and services for computer hardware. T2CN is providing business consultancy services as well.
(2)	The main business of T2 includes design, production, agency and publication of advertisement of all kinds.
(3)	For the expansion of its business, T2 intends to retain T2CN, and T2CN agrees, to provide business consultancy services.
The parties hereby agree as follows:
1.	Definitions
1.1	In this Agreement, the following terms have the following meanings unless otherwise required by the context:

“T2’s Business” means any and all business operated and developed by T2 currently or at any time during the term of this Agreement.
“Consultancy Services” means the business consultancy services supplied by T2CN to T2 in relation to T2’s Business, including but not limited to:
(1)	assistance with collection of business information, and conduct of market research, by T2 in relation to T2’s Business;
(2)	acting as an intermediary to introduce customers to T2 and to assist T2 with building up business cooperation relations between them;
(3)	assistance with the setting-up by T2 of the database of customers and other business information, and daily management, maintenance and update of such database;
(4)	provision of advice or comments on the development and enhancement of the corporate structure, management system and department establishment of T2 in order to enhance its internal management system; and
(5)	such other business consultancy services as required by T2 from time to time, to the extent permitted by PRC laws.
“Service Team” means the team organized by T2CN for the purpose of providing services under this Agreement. The team consists of T2CN’s employees and other third party professional consultants or manpower retained by T2CN.
“Scheduled Modification” shall have the same meaning as denoted by Clause 2.3 of this Agreement.
“Service Commencement Date” means the date on which T2CN commences to provide Consultancy Services pursuant to Clause 2.3.
“Consultancy Service Fee” means all fees and expenses payable by T2 to T2CN for the Consultancy Services supplied by T2CN pursuant to Clause 3 of this Agreement.
“Operating Income” means the revenues generated from T2’s Business as recorded under the item of “main business revenues” on the audited balance sheets of T2 according to PRC accounting principles in any calendar year throughout the duration of this Agreement.
“Year” means a calendar year from January 1 to December 31.
1.2	In this Agreement, reference to any of the laws and regulations (“Laws”) shall be deemed as including:
(i)	any amendment, modification, supplement or replacement of the referenced PRC Law, irrespective of whether it becomes effective prior to or subsequent to the date of this Agreement; and

(ii)	any other rulings, notices or statutory rules made in accordance with, or otherwise effected by virtue of, the referenced PRC Law.
1.3	In this Agreement, reference to the number of the Clauses, Sub-clauses, Paragraphs, or Sub-paragraphs shall denote the corresponding text, unless otherwise required by the context.

2.	T2CN’s Services

2.1	In order to meet the requirements of premium Consultancy Services to be supplied hereunder, T2CN shall make adequate allocation of human resources and other resources. T2CN may, in its discretion, replace any member of the Service Team or adjust the specific responsibilities of a member of the Service Team from time to time. Such replacement or adjustment shall not have any materially adverse impact on T2’s daily operation.

2.2	T2CN shall timely supply the Consultancy Services, communicate, and exchange with T2 any information relating to the business or customers of T2.

2.3	T2CN shall endeavor to expand the scope of its business, as soon as possible and no later than 1 month after the execution of this Agreement, in order to provide the Consultancy Service legally (“Scheduled Modification”). T2CN shall notify T2 of the completion of the government approval procedure for the Scheduled Modification and the receipt of the new Business License, on the day it occurs, and commence the supply of the Consultancy Services under this Agreement from the date T2CN receives the new Business License.

3.	Consultancy Service Fee

3.1	T2 agrees to pay the Consultancy Service Fee to T2CN for the Consultancy Services supplied by T2CN under Clause 2 of this Agreement. For the period from the Service Commencement Date to 31 December, 2007, the Consultancy Service Fee will be an amount equal to 60% of T2’s Operating Income in aggregate. Thereafter, the Parties shall adjust and confirm in writing the rate(s) for the Consultancy Service Fee.

3.2	It is agreed that T2 shall pay the Consultancy Service Fee as follows:
(i)	The Consultancy Service Fee is to be settled every quarter. By 10 January, 10 April, 10 July and 10 October of each year, T2 shall pay T2CN the Consultancy Service Fee for the preceding 3 months.

(ii)	The Parties shall, after the end of T2’s fiscal year, conduct the computation of the Consultancy Service Fee payable by T2 on the basis of total Operating Income for the previous Year as certified by the audit report issued by the PRC CPA acknowledged by both Parties, and shall, within 15 days after the issue of the audit report, make the adjustment (refund of any surplus payment or additional payment for deficiency). T2 undertakes to T2CN that it will provide the PRC CPA concerned all necessary information and assistance, and cause it to issue the audit report for the previous Year to T2 and T2CN within 30 working days after the end of each Year.

3.3	T2 shall pay all the Consultancy Service Fee, in accordance with this Clause 3, to the bank account designated by T2CN by telegraphic transfer. T2CN shall issue written notice to T2 7 working days in advance of any change to the bank account.

3.4	It is agreed that the Parties shall execute a supplementary agreement (in the same form as set out in Appendix 1) every year since 2008, to confirm specifically the calculation formula of the amount of the Consultancy Service Fee payable by T2 for that Year to T2CN under Clause 3.1 of this Agreement. The Parties shall negotiate and conclude the supplementary agreement 1 month before the beginning of the Year in question.

3.5	If, throughout the duration of this Agreement, T2CN provides services not covered by this Agreement at T2’s request, the Parties agree to handle this matter by cooperation in a manner stipulated in this Agreement or, failing which, a manner most akin to a manner stipulated in this Agreement. The Parties shall, in such a case, make corresponding adjustment in writing to the calculation of the Consultancy Service Fee under Clause 3.1 of this Agreement.

4.	T2’s Obligations

4.1	The services to be supplied by T2CN under this Agreement are of an exclusive nature. Throughout the duration of this Agreement, T2 shall not, without prior written consent from T2CN, enter into any agreement with a third party for the supply by that third party of any services identical or similar to the services supplied by T2CN under this Agreement.

4.2	T2 shall, at T2CN’s request, provide information precisely and punctually as required by T2CN to facilitate its supply of the Services.

4.3	T2 shall pay T2CN the Consultancy Service Fee in full on time pursuant to Clause 3 of this Agreement.

4.4	T2 shall maintain its goodwill, aggressively promote its business, and maximize the revenues.

4.5	It is acknowledged that the registered shareholders of T2 as of the date of this Agreement (“Existing Shareholders”) have entered into the Agreement for Pledge of Shareholding with T2CN dated 15 November, 2006, whereby each of the Existing Shareholders has pledged its shareholding in T2 in favor of T2CN, as security for the performance of the obligations under this Agreement by T2.

5.	Intellectual Property Rights

5.1	T2CN acquires the ownership of any intellectual property rights of the work created or developed during the course of the supply of the Services by T2CN.

5.2	T2 may, according to this Agreement, use any work derived from the course of the supply by T2CN of the Consultancy Services under this Agreement, for the purposes of the performance of this Agreement. This Agreement does not license T2 to use any such work in any manner for any other purposes.

6.	Confidentiality

6.1	Throughout the duration of this Agreement, the Parties co-own any and all customer data and other information in respect to T2’s Business or the Services (“Customer Data”).

6.2	Irrespective of whether this Agreement is terminated, the Parties shall keep in strict confidence the trade secrets or proprietary information of the other party obtained through the performance of this Agreement, the co-shared Customer Data, and any non-public information of the other party (“Confidential Information”). The Party which receives the Confidential Information (“Receiving Party”) shall not disclose the same or any part of it to a third party, except where it obtains prior written consent from the other Party, or it is required to do so by the Laws, regulations or the rules of the related stock exchange. The Receiving Party shall not use directly or indirectly the Confidential Information or any part thereof otherwise than for the performance of the Agreement.

6.3	The following information is not considered Confidential Information:
(a)	information previously known by the Receiving Party as demonstrated by written proof;

(b)	information that comes to the public domain through no fault on the part of the Receiving Party, or becomes publicly known for other reasons; or

(c)	information acquired by the Receiving Party through other legitimate means.
6.4	The Receiving Party may disclose the Confidential Information to its relevant employees, agents or professional personnel it retains, and shall ensure that the persons listed above are bound by this Agreement so as to maintain the confidential state of the Confidential Information, and the use of the Confidential Information solely for the purposes of the performance of this Agreement.

7.	Representation and Warranty

7.1	T2CN hereby represents and warrants as follows:
7.1.1	It was duly incorporated and is legally existing as a limited liability company under the laws of the place where it was registered, is an independent juristic person, and has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

7.1.2	It possesses full powers and authorization to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and to execute the transaction contemplated under this Agreement. This Agreement is duly signed and delivered and constitutes a legal and binding commitment by T2, which may be enforced through compulsory execution proceedings.

7.2	T2 hereby represents, warrants and undertakes as follows:
7.2.1	It was duly incorporated and is legally existing as a limited liability company under the laws of the place where it was registered, is an independent juristic person, and has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

7.2.2	It possesses full powers and authorization to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and to execute the transaction contemplated under this Agreement. This Agreement is duly signed and delivered and constitutes a legal and binding commitment by T2CN, which may be enforced through compulsory execution proceedings.

7.2.3	As of the date of this Agreement, it possesses all the operating licenses required for its business operation, and possesses the full privileges and qualifications to conduct the current T2’s Business within PRC.

7.2.4	It shall timely notify T2CN of its involvement in any legal proceedings and other adverse circumstances, and mitigate the losses with its best endeavours.

7.2.5	It shall not, without written consent from T2CN, dispose any of its material assets in any manner, nor shall it change its current shareholders structure.

7.2.6	It shall not cause conclusion of any transaction which may materially affect its assets, responsibilities, business operation, shareholders structure, shareholding in third party companies, or any other legitimate rights (except for those concluded in the normal course of business, or already disclosed to T2CN with T2CN’s written approval).

8.	Term

8.1	The Parties hereby acknowledge that this Agreement becomes effective after duly execution by both Parties. The term of this Agreement shall expire on 30 September, 2024, unless terminated earlier through written agreement by the Parties.

8.2	The Parties shall adhere to their obligations under Clause 3 and Clause 6 of this Agreement after the termination of this Agreement.

9.	Notices

9.1	Any notices, requests, demands or other communications required by or issued pursuant to this Agreement shall be delivered in writing to the Party concerned.

9.2	All notices or other communications given hereunder shall be considered to be given and received at the time of: dispatch when sent by facsimile transmission; hand-over when hand delivered; or 5 days after deposit in the mails when sent by post.

10.	Default

10.1	The Parties agree and acknowledge that any material breach of, or material failure to perform, an obligation under this Agreement by a Party (“Defaulting Party”) will constitute an event of default (“Event of Default”), and that the other Party (“Non-defaulting Party”) may require the Defaulting Party to rectify the same or to take remedial measures. Where the Defaulting Party fails to do so within a reasonable period of time or 10 days after receipt of written notice and demand for rectification from the Non-defaulting Party, the Non-defaulting Party may choose to:
(i)	terminate this Agreement and claim damages in full from the Defaulting Party; or

(ii)	require the Defaulting Party to continue performing its obligations under this Agreement and claim damages in full from it.

10.2	Notwithstanding any other provisions of this Agreement, the validity of this Clause 10 shall survive the expiry or termination of this Agreement.

11.	Force Majeure
Where a Party cannot perform any provisions under this Agreement or cannot perform the same according to the agreed terms or conditions, due to an event of force majeure, such as earthquake, typhoon, flood, fire, war, computer viruses, defect of operation software, hacker attack, a change to the policy or laws, or any other event which is unforeseen or the consequence of which is not preventable or is unavoidable, it shall within 30 days inform the other Party via fax immediately and provide the details of the force majeure event, together with documentation to substantiate its claim that this Agreement cannot be performed or is performance should be postponed. The supporting documentation mentioned above shall be issued by a notary public in the region where the event of force majeure occurs. The Parties shall negotiate and determine if the performance of this Agreement is to be partially waived or postponed in light of the impact the event of force majeure has caused. Neither Party shall be liable for any economic losses caused by an event of force majeure.
12.	Miscellaneous

12.1	This Agreement is made in Chinese and executed in duplicate copies, with one copy to be held by each Party.

12.2	The formation, effectiveness, performance, amendment, interpretation, and termination of this Agreement shall be governed by the PRC Laws.

12.3	Any dispute arising out of or in connection with this Agreement shall be resolved through negotiation by the Parties. Where the Parties fail to reach consensus within 30 days after the dispute arises, the dispute shall be referred to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission (“CIETAC”), for arbitration to be conducted in Shanghai in accordance with CIETAC arbitration rules. The arbitral award will be final and binding on the Parties.

12.4	Any right, privilege, or remedy granted hereunder to a Party does not preclude the other rights, privileges or remedies the Party may be entitled to under the laws or other provisions of this Agreement. The exercise of a right, privilege or remedy does not bar the Party from exercising any other rights, privileges or remedies the Party may be entitled to.

12.5	Failure or delay by a Party in the exercise of a right, privilege or remedy it may have under the laws or this Agreement (“Rights”) shall not be construed as a waiver. Any waiver of one or more of the Rights does not preclude the exercise of the Rights in another manner or the exercise of the other Rights.

12.6	The headings in this Agreement are for purposes of convenience and ease of reference only and shall not be construed to limit or otherwise affect the meaning of any part of this Agreement.

12.7	The Agreement supersedes and replaces any other previous written or oral agreements concluded by the Parties in respect of the subject matter hereof, and constitutes the entire agreement between the Parties.

12.8	Under this Agreement, each clause is severable and independent from the others. If any provision of this Agreement is held to be invalid, unlawful or unenforceable, the validity, legitimacy and enforceability of the remaining provisions of this Agreement shall remain intact.

12.9	Any amendment or supplement to this Agreement shall be made in writing, and become effective only until duly signed by both Parties.

12.10	T2 shall not assign its rights and/or obligations under this Agreement to any third party without prior written consent from T2CN. T2CN may, to the extent permitted by PRC Laws, assign its rights and/or obligations under this Agreement to any third party with written notice to T2.

12.11	This Agreement is binding on any lawful successor(s) of each Party.

12.12	Each of the Parties undertakes to file and pay taxes in connection with the transaction contemplated under this Agreement in accordance with the law.
(End of Text)
IN WITNESS WHEREOF, this Agreement has been duly executed by each of the Parties as of the date and place first above written.

Signed by: T2CN T2CN Information Technology (Shanghai) Co., Ltd.
By:	/s/ Guo Jun Wei
	Name:	Guo Jun Wei
	Title:	Authorized Representative

T2 Shanghai T2 Advertisement Co., Ltd.
By:	/s/ Min Ji
	Name:	Min Ji
	Title:	Authorized Representative

APPENDIX 1:
FORM OF SUPPLEMENTARY AGREEMENT
This supplementary agreement (“Supplementary Agreement”) to the Exclusive Business Consultancy Service Agreement is made on 15 November, 2006 in Shanghai, People’s Republic of China (“PRC”), by and between:
(1)	T2CN Information Technology (Shanghai) Co., Ltd., located at 12F, 418, Gui Ping Road, Shanghai, with Deng Ruen-Zeh as the legal representative (hereinafter called “T2CN”)

(2)	Shanghai T2 Advertisement Co., Ltd., located at Suite 3A01, 665, Zhang Jiang Road, Pudong, Shanghai, with Cheng Yen-Ching as the legal representative (hereinafter called “T2”).
(T2 and T2CN are hereinafter referred to individually as “Party” and collectively as “Parties”.)
Pursuant to the provisions of the Exclusive Business Consultancy Service Agreement made by the Parties on 15 November 2006, the Parties hereby enter into this Supplementary Agreement as follows:
The Consultancy Service Fee that T2 shall pay T2CN for Year                      under Clause 3.1 and Clause 3.2 of the Exclusive Business Consultancy Service Agreement shall be calculated as follows:

T2CN Information Technology (Shanghai) Co., Ltd.			Shanghai T2 Advertisement Co., Ltd.

Signed by:			Signed by:

	Name:			Name:
	Title:	Authorised Representative		Title:	Authorised Representative